February 11, 2008

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Hot Topic, Inc.
Form 10-K for the fiscal year ended February 3, 2007
Filed March 28, 2007
File No. 000-28784

Dear Mr. Reynolds:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated January 30, 2008 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (the “Form 10-K”) of Hot Topic, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2007. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Executive Compensation

1.

You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses and performance share awards. We note that the Executive Bonus Plan provides cash bonuses based on achievement of certain specified financial goals. In addition, the Performance Share Award Program bases awards on achievement of enumerated performance goals. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

The Company acknowledges the Staff’s comment and respectfully submits that it has not yet determined whether it will omit any specific performance targets used to determine incentive amounts in its upcoming Form 10-K for the fiscal year ended February 2, 2008 (including via incorporation by reference from the Company’s 2008 Proxy Statement). To the extent the Company omits any such targets, it will provide a supplemental analysis to the Staff as to why it is appropriate to omit such targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, the Company will provide the additional disclosure required by Instruction 4 to Item 402(b) of Regulation S-K and will provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm to the Company.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (626) 839-4682.

Sincerely,

Hot Topic, Inc.

/s/ James McGinty
James McGinty
Chief Financial Officer

Enclosures

cc: Dana Brown, Securities and Exchange Commission

Elizabeth McLaughlin, Hot Topic, Inc.

Jason L. Kent, Cooley Godward Kronish LLP

Charles J. Bair, Cooley Godward Kronish LLP